Filed by Knightsbridge Shipping Limited
Commission File No. 000-29106
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Golden Ocean Group Limited
The following is a press release issued by Golden Ocean Group Limited on November 18, 2014:
GOLDEN OCEAN GROUP LIMITED ANNOUNCES FILING OF REGISTRATION STATEMENT BY KNIGHTSBRIDGE SHIPPING LIMITED
Hamilton, Bermuda.  Reference is made to the announcement dated October 7, 2014, that Golden Ocean Group Limited (“Golden Ocean”) (OSE:GOGL) and Knightsbridge Shipping Limited (“Knightsbridge”)(Nasdaq: VLCCF) have entered into an agreement and plan of merger,  pursuant to which the two companies have agreed to merge.  Knightsbridge has today filed a registration statement with the United States Securities and Exchange Commission (“SEC”) covering the Knightsbridge common shares to be issued by Knightsbridge to Golden Ocean’s shareholders in the merger.  The shareholders’ meetings of each of Golden Ocean and Knightsbridge are scheduled to be held after the registration statement is declared effective.   The effectiveness of the registration statement is subject, among other things, to SEC review.
Hamilton, Bermuda
 November 18, 2014
Important Information For Investors And Shareholders
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Golden Ocean and Knightsbridge, Knightsbridge will file relevant materials with the SEC, including a registration statement of Knightsbridge on Form F-4 that will include a joint proxy statement of Golden Ocean and Knightsbridge that also constitutes a prospectus of Knightsbridge, and the joint proxy statement/prospectus will be mailed to shareholders of Golden Ocean and Knightsbridge. INVESTORS AND SECURITY HOLDERS OF GOLDEN OCEAN AND KNIGHTSBRIDGE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with or furnished to the SEC by Knightsbridge through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with or furnished to the SEC by Knightsbridge will be available free of charge on Knightsbridge’s website at http://www.knightsbridgeshipping.com.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with or furnished to the SEC when they become available.